SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Information to Be Included in Statements Filed
         Pursuant to Rules 13d-1 (b) (c) , and (d) and amendments thereto filed pursuant to Rule 13d-2(b)
                   (Amendment No. )*

          American Bankers Insurance Group, Inc.
          _______________________________________
                      NAME OF ISSUER:
                Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES

                           024456105
          _______________________________________
                       CUSIP NUMBER

                         March 9, 1998
          _______________________________________________
         Date of Event Which Requires Filing this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1c

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))
                     Page 1 of 10 Pages
CUSIP No. 024456105                  Page 2 of 10 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation; its wholly-owned subsidiary Bankers Trust Company; its wholly-owned subsidiary BT Holdings (New York), Inc.; and its indirect wholly-owned subsidiary BT Alex.Brown
     Incorporated (BT Alex.Brown).
     13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, BT Holdings (New York),
Inc. and Bankers Trust Company are New York Corporations.
BT Alex.Brown is a Delaware Corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust New York
                    Corporation           1,367,800 shares
               Bankers Trust Company        160,100 shares
               BT Holdings (New York), Inc.  35,000 shares
               BT Alex.Brown                217,500 shares
                                          1,780,400
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company              0 shares
               BT Holdings (New York),Inc.        0 shares
               BT Alex.Brown                      0 shares
                                                  0

CUSIP No. 024456105                     Page 3 of 10 Pages

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust New York
                    Corporation           1,367,800 shares
               Bankers Trust Company        502,700 shares
               BT Holdings (New York), Inc.  35,000 shares
               BT Alex.Brown                217,500 shares
                                          2,123,000
PERSON        8. SHARED DISPOSITIVE POWER
  WITH         Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company              0 shares
               BT Holdings (New York),Inc.        0 shares
               BT Alex.Brown                      0 shares
                                                  0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               Bankers Trust New York
                    Corporation           1,367,800 shares
               Bankers Trust Company        502,700 shares
               BT Holdings (New York),Inc.   35,000 shares
               BT Alex.Brown                217,500 shares
                                          2,123,000


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]







CUSIP No. 024456105                    Page 4 of 10 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               Bankers Trust New York      3.29%
                    Corporation
               Bankers Trust Company       1.21%
               BT Holdings (New York),Inc. 0.09%
               BT Alex.Brown               0.52%
                                           5.11%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     BT Holdings (New York),Inc. - CO
     Bankers Trust Company - BK
     BT Alex.Brown - BD





Item 1(a)    NAME OF ISSUER:

               American Bankers Insurance Group, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               11222 Quail Roost Drive
               Miami, FL 33157



CUSIP No. 024456105                     Page 5 of 10 Pages

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation; its
             wholly-owned subsidiaries BT Holdings (New
             York), Inc. and Bankers Trust Company;
             and its indirect wholly-owned subsidiary
             BT Alex.Brown

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust New York Corporation, BT
             Holdings (New York), Inc., Bankers Trust
             Company, and BT Alex.Brown

             130 Liberty Street
             New York, New York  10006


Item 2(c)    CITIZENSHIP:

               Bankers Trust New York Corporation, BT
               Holdings (New York), Inc. and Bankers Trust
               Company are New York Corporations.

               BT Alex.Brown is a Delaware Corporation.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of American
             Bankers Insurance Group, Inc.


Item 2(e)    CUSIP NUMBER:

             024456105
CUSIP No. 024456105                     Page 6 of 10 Pages

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

             For BT Alex.Brown

      (a)    [X] Broker or dealer registered under Section
             15 of the Act.





Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:



               Bankers Trust New York
                    Corporation           1,367,800 shares
               Bankers Trust Company        502,700 shares
               BT Holdings (New York), Inc.  35,000 shares
               BT Alex.Brown                217,500 shares
                                          2,123,000



CUSIP No. 024456105                       Page 7 of 10 Pages




     (b)  PERCENT OF CLASS:

               Bankers Trust New York      3.29%
                    Corporation
               Bankers Trust Company       1.21%
               BT Holdings (New York),Inc. 0.09%
               BT Alex.Brown               0.52%
                                           5.11%





    (c)  Number of shares as to which the following have:


     (i)  sole power to vote or to direct the
            vote -
               Bankers Trust New York
                    Corporation           1,367,800 shares
               Bankers Trust Company        160,100 shares
               BT Holdings (New York), Inc.  35,000 shares
               BT Alex.Brown                217,500 shares
                                          1,780,400

     (ii)  shared power to vote or to direct the
             vote -
               Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company              0 shares
               BT Holdings (New York), Inc.       0 shares
               BT Alex.Brown                      0 shares
                                                  0


     (iii) sole power to dispose or to direct the
             disposition of -
               Bankers Trust New York
                    Corporation           1,367,800 shares
               Bankers Trust Company        502,700 shares
               BT Holdings (New York), Inc.  35,000 shares
               BT Alex.Brown                217,500 shares
                                          2,123,000






CUSIP No. 024456105                    Page 8 of 10 Pages

     (iv)  shared power to dispose or to direct the
           disposition of -
               Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company              0 shares
               BT Holdings (New York), Inc.       0 shares
               BT Alex.Brown                      0 shares
                                                  0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

               Not Applicable

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibits to Item 7.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable




CUSIP No. 024456105                    Page 9 of 10 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of March 9, 1998

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company

By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



CUSIP No. 024456105                    Page 10 of 10 Pages


Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary






















                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Holdings (New
York), Inc.  is shown below:


             Bankers Trust New York Corporation

  _________________________________________________________
  |                                                       |
 100%                                                    100%
  |                                                       |
Bankers Trust Company                         BT Holdings (New York), Inc.

                      EXHIBIT TO ITEM 7

      The  chain  of ownership from Bankers Trust  New  York
Corporation to BT Alex. Brown is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                             100%
                              |
                              |
                BT Alex. Brown Holdings Incorporated
                              |
                              |
                             100%
                              |
                              |
                  BT Alex. Brown Incorporated